Exhibit 99.1

Kenon Holdings Reports First Quarter 2015 Results

Singapore, May 27, 2015. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for the first quarter in 2015 as well as additional updates.

Key Highlights

•	100% of Kenon’s shareholders voting in its extraordinary general meeting approved a capital reduction in respect of Kenon’s proposed distribution of some, or all, of its holdings in Tower to its shareholders, representing a key step in the furtherance of Kenon’s strategy.

•	IC Power’s net income in Q1 2015 was $18 million; net income attributable to the shareholder of IC Power was $12 million.

•	IC Power’s EBITDA in Q1 2015 was $79 million.

•	ICP continued to develop its key projects in Peru: CdA (a 510 MW hydro project) and Samay, (a 600 MW thermoelectric project in Peru). As of March 31, 2015, CdA and Samay have invested $706 million and $154 million in their construction and have achieved a total construction advancement of 73% and 54% respectively.

•	Kenon and Chery continue to support Qoros. In April 2015, Kenon approved RMB400 million ($64m) of shareholder loans to Qoros and RMB175 million ($28m) of guarantees of debt, plus related fees, subject to a similar commitment from Chery.

•	ZIM’s operating profit and net profit in Q1 2015 was approximately $40 million and $11 million, respectively.

Discussion of Results for Q1 2015

Set forth below is a discussion of Kenon’s results of operations by business segment. Kenon’s consolidated results of operations essentially comprise the results of IC Power Ltd. (“IC Power” or “ICP”). The results of Qoros Automotive Co., Ltd. (“Qoros”), ZIM Integrated Shipping Ltd. (“ZIM”) and Tower Semiconductor Ltd. (“Tower”) are reflected under results from associates. For a summary of the net income contribution from Kenon’s subsidiaries and associated companies, see Appendix A.

ICP

Revenues

ICP’s revenues in Q1 2015 were $322 million, as compared to $325 million in Q1 2014. IC Power’s results consist of the results of Inkia Energy Limited (“Inkia”) and OPC Rotem (“OPC”).

Inkia’s revenues in Q1 2015, as compared to Q1 2014, reflected the following:

•	$54 million increase generated from assets acquired by Inkia during 2014;

•	A $15 million YoY (year-over-year) reduction at Kallpa to $108 million, primarily as a result of the expiration of a short-term PPA which resulted in (a) a $7 million decrease in the energy volume sold, which was partially offset by a 10% increase in the average energy price charged by Kallpa and (b) a $5 million reduction in capacity sales;

•	A $12 million YoY reduction at Nejapa as a result of the decline in energy prices due to lower heavy fuel prices; and

•	A $9 million YoY decline at CEPP, primarily as a result of the expiration of CEPP´s PPA in September 2014.

OPC’s revenues decreased YoY by $21 million, primarily as a result of a lower generation component tariff and a strengthening of the U.S. Dollar versus the New Israeli Shekel.

Cost of Sales

ICP’s cost of sales in Q1 2015 was $230 million, as compared to $224 million in Q1 2014.

Inkia’s cost of sales in Q1 2015, as compared to Q1 2014, reflected the following:

•	A $45 million increase as a result of assets acquired by Inkia during 2014;

•	A $10 million decline at Kallpa, primarily as a result of a $12 million decline in spot energy and capacity purchases and a $3 million decline in transmission charges, which were partially offset by a $5 million maintenance expense for scheduled maintenance on Kallpa I;

•	A $8 million decline in Nejapa’s cost of sales as a result of a decline in fuel prices; and

•	A $6 million decline in CEPP’s cost of sales, due to a decline in CEPP’s purchase of energy as a result of its PPA expiration in September 2014.

OPC’s cost of sales declined by $8 million due to a lower generation component tariff and a strengthening of the U.S. Dollar versus the New Israeli Shekel.

EBITDA

ICP’s EBITDA was $79 million in Q1 2015, as compared to $94 million in Q1 2014. This change resulted primarily from:

•	A $1 million decline in Inkia’s EBITDA from $56 million in Q1 2015 due primarily to (i) a $5 million decrease in Kallpa’s EBITDA, resulting from a $5 million maintenance expense for scheduled maintenance of Kallpa I and (ii) a $4 million decrease in CEPP’s EBITDA as a result of the expiration of CEPP´s PPA in September 2014, which was partially offset by $8 million EBITDA generated by the assets acquired by Inkia during 2014; and

•	A decline in OPC’s EBITDA as a result of lower tariffs and exchange rate effects due to a strengthening of the U.S. Dollar versus the New Israeli Shekel.

Net Income

ICP’s net income was $18 million in Q1 2015, as compared to $63 million in Q1 2014. The difference was primarily a result of the following: (i) a $21 million decline in ICP’s operating income, (ii) recognition in Q1 2014 of a $24 million gain on bargain purchase in connection with ICP’s Nicaragua acquisitions, (iii) recognition in Q1 2014 of $6 million net income from the associated company, Edegel, which was sold in Q3 2014, and (iv) a $6 million decline in income tax expense reflecting a decline in operating results in Q1 2015.

Financial Information

For IC Power’s consolidated statement of income and a summary of IC Power’s statement of cash flows and statement of financial position for the periods under review, see Appendix B. See Appendix C for the definition of IC Power’s EBITDA, which is a non-IFRS financial measure and for a reconciliation to IC Power’s net income. For summary financial information of Inkia’s subsidiaries and associates for the three months ended March 31, 2015, see Appendix D.

Trend Information

The decline in IC Power’s EBITDA reflects a decline in the price of energy charged by OPC to its customers, which resulted from the implementation of a lower generation component tariff in Israel. The lower tariff has also resulted in a decrease in OPC’s margins, and as this tariff is expected to remain at this level for the foreseeable future, this effect on margins is expected to continue.

Since March 31, 2015, IC Power’s key operations in Latin America and the Caribbean have exceeded their relative performance in Q1 2015. IC Power expects the improved performance from these key operations to partially offset the declines in OPC’s EBITDA and margins resulting from the lower tariff.

Qoros

Set forth below is a discussion of the results of Qoros, a China-based automotive company in which we own a 50% interest (a subsidiary of Chery, a Chinese state-controlled holding and large automobile manufacturing company owns the remaining 50%). The discussion below reflects 100% of Qoros’ operations and contains conversions of certain RMB amounts into U.S. Dollars at rates of 6.2:1 RMB/U.S Dollar; Kenon recognizes 50% of Qoros’ results under “share in income from associates.”

Financial Information

For Qoros’ consolidated statement of profit or loss and other comprehensive income and statement of financial position for the periods under review, see Appendix E.

Revenues

Qoros had revenues of RMB293 million ($47m) in Q1 2015, as compared to RMB125 million ($20m) in Q1 2014, primarily resulting from an increase in the number of vehicles sold.

Cost of Sales

Qoros’ costs of sales were RMB319 million ($51m) in Q1 2015, as compared to costs of sale of RMB114 million ($18m) in Q1 2014, reflecting a continued ramp-up of Qoros’ operations.

Research and Development Expenses

Qoros continues to invest in the research and development of its next vehicle model scheduled for launch, the Qoros 5 SUV. Qoros had research and development expenses of RMB79 million ($13m) in Q1 2015, as compared to research and development expenses of RMB44 million ($7m) in Q1 2014.

Selling and Distribution Expenses

Qoros had selling and distribution expenses of RMB100 million ($16m) in Q1 2015, as compared to selling and distribution expenses of RMB175 million ($28m) in Q1 2014, reflecting the fact that Qoros did not launch any vehicle models in Q1 2015.

Administration Expenses

Qoros had administration expenses of RMB138 million ($22m) in Q1 2015, as compared to administration expenses of RMB118 million ($19m) in Q1 2014.

Finance Costs, Net

Qoros had finance costs of RMB83 million ($13m) in Q1 2015, as compared to finance costs of RMB26 million ($4m) in Q1 2014, due to an increase in its total debt outstanding.

Trend Information

Qoros sold approximately 2,500 cars in Q1 2015 (1,100 of which were sold in March) and sold approximately 1,300 vehicles in April.

The overall passenger vehicle market in China has continued to grow in Q1 with an 11% YOY growth rate. However, this growth was unevenly distributed by brand origin; the JV brands have experienced a decline in sales growth, as compared to the Chinese brands that have increased their market share. As a result, some OEMs have started offering price reductions, discounts, including rebates, to stimulate purchases of their vehicles. Qoros is evaluating appropriate measures to address these market conditions.

ZIM

In the first quarter of 2015, ZIM recorded operating income and net profit of $40 million and $11 million, respectively, as compared to an operating loss and net loss of $8 million and $63 million, respectively, in the first quarter of 2014. ZIM’s improved results, following its restructuring in July 2014, are primarily the result of a decrease in operating expenses and a decline in financing expenses, partially offset by a decrease in income, mainly as a result of a decline in carried TEUs. ZIM publishes its results on its website. For more information on its performance in the first quarter of 2015, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower / Gains from Changes in Interest Held in Associates

During Q1 2015, approximately $162 million of Tower’s outstanding Series F Bonds were converted into ordinary shares of Tower, decreasing the aggregate amount of Tower’s Series F Bonds outstanding from $197 million to $35 million. As a result of the above described and other conversions and exercises of Tower’s securities, Kenon’s stake in Tower decreased from approximately 29% to approximately 23% and Kenon recognized a dilution gain of $32 million during Q1 2015.

Liquidity and Capital Resources

Kenon (Unconsolidated)

During the three months ended March 31, 2015, Kenon drew $45 million from its $200 million credit facility from Israel Corporation Ltd. In April 2015, Kenon drew an additional $65 million from this credit facility in connection with its approval of proposed investments in Qoros. As a result, the total drawings outstanding under the facility are $110 million.

As of March 31, 2015, Kenon’s unconsolidated cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as total debt minus cash) were $10 million, $46 million and $36 million, respectively.

IC Power

As of March 31, 2015, ICP’s financial liabilities (excluding payables and derivative instruments) amounted to $2,322 million, ICP had cash, cash equivalents, short term deposits and restricted cash of $631 million, and ICP’s net financial liabilities (a non-IFRS financial measure, which is defined as financial liabilities minus monetary assets) amounted to $1,691 million.

Qoros

As of March 31, 2015, Qoros had loans and borrowings of RMB7.4 billion ($1.2b), including RMB1.6 billion ($300m) of short-term shareholder loans, and current cash and cash equivalents of RMB268 million ($43m).

Business Developments

ICP

•	Kanan, the Panamanian subsidiary of ICP, successfully transported two barges to Panama during Q1 2015 and expects to commence commercial operations in Panama by September 2015.

•	On May 6, 2015, IC Power signed a Memorandum of Understanding with Hadera Paper Ltd. regarding the construction of a 120 MW cogeneration natural gas power plant which will supply electricity and steam in Israel. IC Power will pay $15 million to complete the transaction. Additional investments by ICP will be required to enable ICP to complete construction of the power plant.

•	Update on projects under construction:

-	CdA

As of March 31, 2015, CdA has received proceeds of $462 million from the $591 million available debt facilities for this project.

As of March 31, 2015, CdA has invested an aggregate $706 million in the project and has achieved a total construction advancement of 73%.

CdA is expected to commence commercial operation in the second half of 2016. As a result of the settlement with the CdA EPC contractors, the estimated cost of the CdA Project is not expected to exceed $950 million, depending upon CdA’s final utilization of the $50 million contingency incorporated within the original $910 million budget for the project.

-	Samay

As of March 31, 2015, Samay has received $153 million in proceeds from the $311 million financing facility for this project. In April 2015, Samay drew an additional $99 million from its credit facility, increasing the aggregate amount drawn to $252 million.

As of March 31, 2015, Samay has invested an aggregate $154 million in the project and has achieved a total construction advancement of 54%.

ICP estimates that the project will reach commercialization in mid-2016. The cost of the construction of the open-cycle power station is not expected to exceed $380 million.

Qoros

Car Sales

Qoros sold approximately 2,500 cars in Q1 2015 (1,100 of which were sold in March 2015), as compared to approximately 2,450 cars and 900 cars sold in the three months ended December 31, 2014 and March 31, 2014, respectively. In April 2015, Qoros sold approximately 1,300 cars.

Dealerships

As of March 31, 2015, there were 78 Qoros dealerships, 16 additional dealerships under construction, and signed Memorandums of Understanding with respect to the development of 13 additional dealerships.

Awards

In April 2015, the Qoros 3 Sedan was awarded a 5 plus star safety rating in the China – New Car Assessment Program (C-NCAP)’s 2015 crash test, and received the highest score ever in its 9-year history.

New CEO

In February 2015, Phil Murtaugh, a well-known leader in the global automotive industry, was appointed Chief Executive Officer at Qoros. Mr. Murtaugh has extensive experience in managing brands both in China and internationally. He has been based in China for nearly 16 years, as President of GM China leading the successful launch and expansion of GM brands, as Executive Vice President at SAIC Motors leading their international operations, and as CEO of the Asia Operation at Chrysler Group.

Investments by Kenon in 2015

Qoros’ shareholders continue to support Qoros’ development.

In February 2015, Kenon made a shareholder loan to Qoros of RMB400 million ($64m). For further information, see Kenon’s Report on Form 6-K, dated as of February 11, 2015.

In April 2015, Kenon approved RMB400 million ($64m) of shareholder loans to Qoros and RMB175 million ($28m) of guarantees of debt, plus related fees, in each case subject to similar commitments from Chery. For further information, see Kenon’s Report on Form 6-K, dated as of April 30, 2015.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on May 27, 2015. To participate, please call one of the following teleconferencing numbers:

US:	1-888-668-9141
UK:	0-800-917-5108
Israel:	03- 918-0644
International:	972-3-918-0644

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company;

•	Tower (24% of the currently outstanding shares of Tower) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about Kenon’s provision of a loan to Qoros and Kenon’s guarantee of certain of Qoros’ indebtedness, subject to similar commitments from Chery, statements about a proposed distribution (the “Proposed Distribution”) of all, or a portion, of Kenon’s interest in Tower, statements about IC Power’s proposed acquisition of a power plant which is expected to supply electricity and steam in Israel, the expected cost and expected timing of completion of IC Power’s existing construction projects, the expected and the anticipated business results of such projects, statements about Kenon’s strategy and other non-historical matters, including statements about ICP’s and Qoros’ expected operating results and trends. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the conditions relating to Kenon’s or Chery’s provision of loans to Qoros and/or guarantees of Qoros’ debt, a failure by Kenon to complete the Proposed Distribution, a failure by IC Power to consummate its proposed transaction with Hadera Paper Ltd., a failure by IC Power to complete the construction of its various power plants under construction on a timely basis or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the SEC, and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position

	March 31 2015	December 31 2014
	$ Thousands
Current assets
Cash and cash equivalents	486,807	610,056
Short-term investments and deposits	194,478	226,830
Trade receivables, net	179,300	181,358
Other current assets	70,268	59,064
Income tax receivable	3,536	3,418
Inventories	59,463	55,335

Total current assets	993,852	1,136,061

Non-current assets
Investments in associated companies	476,238	435,783
Deposits, loans and other receivables, including financial instruments	92,784	74,658
Deferred taxes, net	35,811	42,609
Property, plant and equipment, net	2,621,486	2,502,787
Intangible assets	144,391	144,671

Total non-current assets	3,370,710	3,200,508

Total assets	4,364,562	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position, continued

	March 31 2015	December 31 2014
	$ Thousands
Current liabilities
Loans and debentures	163,056	161,486
Trade payables	174,942	144,488
Other payables, including derivative	86,913	114,165
Provisions	79,373	69,882
Income tax payable	4,570	6,766

Total current liabilities	508,854	496,787

Non-current liabilities
Loans	1,527,868	1,528,930
Debentures	683,372	686,942
Derivative instruments	26,224	21,045
Deferred taxes, net	129,318	130,983
Employee benefits	6,417	6,219
Other non-current liabilities	10,145	10,072

Total non-current liabilities	2,383,344	2,384,191

Total liabilities	2,892,198	2,880,978

Equity
Share capital	1,281,272	—
Parent company investment	—	1,240,727
Translation reserve	(2,712)	28,440
Capital reserve	4,107	(25,274)
Accumulated losses	(6,633)	—

Equity attributable to owners of the Company	1,276,034	1,243,893
Holders of non-controlling interests	196,330	211,698

Total equity	1,472,364	1,455,591

Total liabilities and equity	4,364,562	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of profit or loss

	For the Three Months ended
	March 31 2015	March 31 2014
	$ Thousands
Revenue	322,158	324,825
Cost of sales and services (excluding depreciation)	(230,364)	(223,563)
Depreciation	(25,615)	(22,910)

Gross profit	66,179	78,352
Other income	524	2,376
Gain from bargain purchase	—	23,651
Dilution gains from reductions in equity interest held in associates	32,425	2,277
Selling, general and administrative expenses	(26,108)	(19,894)
Other expenses	(473)	(119)

Operating profit from continuing operations	72,547	86,643

Financing expenses	(25,714)	(21,886)
Financing income	8,206	420

Financing expenses, net	(17,508)	(21,466)

Share in losses of associated companies, net of tax	(33,701)	(12,938)

Profit from continuing operations before income taxes	21,338	52,239
Tax expenses	(11,305)	(16,969)

Profit for the period from continuing operations	10,033	35,270
Loss for the period from discontinued operations	—	(59,865)

Profit/(loss) for the period	10,033	(24,595)

Attributable to:
Kenon’s shareholders	4,520	(33,490)
Non-controlling interests	5,513	8,895

Profit/(loss) for the period	10,033	(24,595)

Basic/Diluted profit (loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted profit (loss) per share	0.09	(0.46)
Basic/Diluted profit per share from continuing operations	0.09	0.66
Basic/Diluted loss per share from discontinued operations	—	(1.12)

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows

	For the Three Months ended
	March 31 2015	March 31 2014
	$ Thousands
Cash flows from operating activities

Profit/(loss) for the period	10,033	(24,595)
Adjustments:
Depreciation and amortization	29,210	61,528
Gain on bargain purchase	—	(23,651)
Financing expenses, net	17,508	68,250
Share in losses of associated companies, net of tax	33,701	10,597
Gain from changes in interest held in associates	(32,425)	(2,277)
Other capital loss/(gains), net	144	(790)
Share-based payments	(653)	152
Taxes on income	11,305	23,136

	68,823	112,350
Change in inventories	(4,119)	(9,475)
Change in trade and other receivables	(18,652)	(39,490)
Change in trade and other payables	(13,801)	43,319
Change in provisions and employee benefits	11,423	10,987

	43,674	117,691
Income taxes paid, net	(9,323)	(20,741)
Dividends received from investments in associates	637	1,208

Net cash provided by operating activities	34,988	98,158

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows, continued

	For the Three Months ended
	March 31 2015	March 31 2014
	$ Thousands
Cash flows for investing activities
Proceeds from sale of property, plant and equipment	28	12,578
Short-term deposits and loans, net	31,581	(54,678)
Business combinations	—	(29,166)
Investment in associated company	(64,360)	(40,788)
Acquisition of property, plant and equipment*	(128,447)	(80,283)
Acquisition of intangible assets	(1,547)	(3,930)
Interest received	1,310	1,124
Payments for derivative investments used for hedging, net	—	(125)
Settlement of derivatives	—	(212)

Net cash used in investing activities	(161,435)	(195,480)

Cash flows from financing activities
Dividend paid to non-controlling interests	(1,744)	(3,608)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	—	9,216
Receipt of long-term loans and issuance of debentures	45,000	245,237
Repayment of long-term loans and debentures	(26,142)	(82,103)
Purchase of non-controlling interest	(20,000)	—
Short-term credit from banks and others, net	(1,454)	29,102
Contribution from parent company	34,271	46,479
Interest paid	(19,737)	(57,156)

Net cash provided by financing activities	10,194	187,167

(Decrease) Increase in cash and cash equivalents	(116,253)	89,845
Cash and cash equivalents at beginning of the period	610,056	670,751
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(6,996)	(2,117)

Cash and cash equivalents at end of the period	486,807	758,479

Significant non-cash investing and financing activity during the quarter relating to the transfer of certain business interests to Kenon Holdings Ltd from Israel Corporation Ltd.

*	Mainly assets acquired by I.C. Power for the construction of projects in Cerro del Aguila and Samay facilities during the three months ended March 31, 2015.

Segment Information

	I.C. Power*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended March 31, 2015:
Sales to external customers	319,072	—	225	—	319,297
Intersegment sales	2,861	—	—	—	2,861

	321,933	—	225	—	322,158
Elimination of intersegment sales	(2,861)	—	—	2,861	—

Total sales	319,072	—	225	2,861	322,158

EBITDA	79,504	—	22,253	—	101,757

Depreciation and amortization	29,079	—	131	—	29,210
Financing income	(1,560)	—	(9,329)	2,683	(8,206)
Financing expenses	23,095	—	5,302	(2,683)	25,714
Other items:
Share in losses (income) of associated companies	8	35,760	(2,067)	—	33,701

	50,622	35,760	(5,963)	—	80,419

Profit/(loss) before taxes	28,882	(35,760)	28,216	—	21,338
Taxes on income	11,305	—	—	—	11,305

Profit/(loss) for the period from continuing operations	17,577	(35,760)	28,216	—	10,033

*	The total assets and liabilities of I.C. Power are $3,834,311 thousand and $2,844,685 thousand at March 31, 2015, respectively.
**	Associated company

	I.C. Power*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended March 31, 2014:
Sales to external customers	321,326	—	—	—	321,326
Intersegment sales	3,499	—	—	—	3,499

	324,825	—	—	—	324,825
Elimination of intersegment sales	(3,499)	—	—	3,499	—

Total sales	321,326	—	—	3,499	324,825

EBITDA	94,090	—	(7,154)	—	86,936

Depreciation and amortization	22,910	—	1,034	—	23,944
Financing income	(995)	—	(4,142)	4,717	(420)
Financing expenses	25,169	—	1,434	(4,717)	21,886
Other items:
Gain on bargain purchase	(23,651)	—	—	—	(23,651)
Share in (income) losses of associated companies	(9,362)	29,353	(7,053)	—	12,938

	14,071	29,353	(8,727)	—	34,697

Profit/(loss) before taxes	80,019	(29,353)	1,573	—	52,239
Taxes on income	16,989	—	(20)	—	16,969

Profit/(loss) for the period from continuing operations	63,030	(29,353)	1,593	—	35,270

*	The total assets and liabilities of I.C. Power are $3,518,066 thousand and $2,611,739 thousand at March 31, 2014, respectively.
**	Associated company

Information Regarding Associated Companies

A.	Carrying amounts of investments in associated companies

	As at March 31, 2015	As at December 31, 2014
	$ Thousands
ZIM	195,136	191,069
Tower	43,296	14,061
Qoros	229,018	221,038
Others	8,788	9,615

	476,238	435,783

B.	Equity in the net earnings (losses) of associate companies

	For the three months ended
	March 31, 2015	March 31, 2014
	$ Thousands
ZIM	4,967	—
Tower	(2,900)	8,018
Qoros	(35,461)	(29,353)
Others	(307)	8,397

	(33,701)	(12,938)

Appendix A

Contribution of Principal Operations to Profit (attributable to Kenon’s shareholders)

	Three Months Ended March 31,
	2015	2014
	(in millions of USD)
Profit / (loss) attributable to Kenon’s shareholders	5	(33)
Contributions to Kenon’s income (loss) for the period
IC Power	12	58
Qoros	(35)	(29)
Tower	(3)	8
ZIM	3	(63)
Gains from changes in interest held in associates	32	2
Other	(4)	(9)

Appendix B

IC Power’s Consolidated Statement of Income

	For the three month period ended
	March 31
	2015	2014
	(Unaudited)	(Unaudited)
	$ million	$ million
Continuing Operations

Sales	322	325

Cost of sales (excluding depreciation and amortization)	(230)	(224)
General, selling and administrative expenses	(13)	(9)
Depreciation and amortization	(29)	(23)
Other income, net	—	2

Operating income	50	71

Financing expenses, net	21	22

Share in income of associated companies	—	1
Gain on bargain purchase	—	24

Income before taxes from continuing operations	29	74
Taxes on income	(11)	(17)

Net income from continuing operations	18	57

Discontinued operations
Net income from discontinued operations, net of tax	—	6

Net income for the period	18	63

Attributable to:
Equity holders of the Company	12	55
Non-controlling interest	6	8

Net income for the period	18	63

Summary Data from IC Power’s Consolidated Statement of Cash Flows

	Three Months Ended
	March 31,
	2015	2014
	(in millions of USD)
Cash flows provided by operating activities	$44	$90
Cash flows used in investing activities	(97)	(143)
Cash flows provided by (used in) financing activities	(69)	152

Increase (decrease) in cash and cash equivalents	$(122)	$99

Cash and cash equivalents at end of the period	$455	$615
Investments in property, plant and equipment	128	70
Total depreciation and amortization	29	23

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As at
	March 31, 2015	March 31, 2014
	(in millions of USD)
Total financial liabilities[1]	$2,322	$1,942
Total monetary assets[2]	631	622
Total equity attributable to the owners	796	708
Total assets	$3,834	$3,518

1.	Not including trade payables, other payables and credit balances and financial instruments.
2.	Not including trade receivables, other receivables and debit balances and financial instruments.

Appendix C

IC Power’s Non-IFRS Financial Measures

This press release, including the financial tables, presents EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The tables also present the IFRS financial measures, which are most comparable to the non-IFRS financial measures as well as reconciliation between the non-IFRS financial measures and the most comparable IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “EBITDA” for each period as net income (loss) for the period before depreciation and amortization, finance expenses (net), and income tax expense, excluding share in income from associated companies, net of tax, recognized negative goodwill, and net income from discontinued operations, net of tax. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on our profit/(loss), such as financial expenses, taxes, depreciation, capital expenses and other related charges. Set forth below is a reconciliation of IC Power’s profit (loss) to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	Three Months Ended March 31,
	2015	2014
	(in USD million)
Net income for the period	$18	$63
Depreciation and amortization	29	23
Finance expenses (net)	21	22
Income tax expense	11	17
Share in income from associates, net of tax	—	(1)
Recognized negative goodwill	—	(24)
Net income from discontinued operations, net of tax	—	(6)

EBITDA	$79	$94

Appendix D

Summary Financial Information of Inkia’s Subsidiaries and Associates

Three Months Ended March 31, 2015
Entity[1]	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA[2]	Outstanding debt[3]
(in millions of USD, unless otherwise stated)
Operating Companies
Kallpa	75	$108	$72	$34	$446
COBEE	100	11	4	5	80
Central Cardones	87	4	1	3	47
Nejapa[4]	100	25	23	1	—
CEPP	97	10	8	1	30
JPPC[5]	100	11	10	—	7
Colmito	100	10	8	1	19
ICPNH[6]	61-65	27	16	10	106
Surpetroil[7]	60	2	1	—	3
Puerto Quetzal[8]	100	24	23	—	26
Inkia &others[9]	100	2	2	1	1,054

Total Inkia subsidiaries		$234	$168	$56	$1,818

Investments
Pedregal	21	$10	$9	$1	$14

Total investments		$10	$9	$1	$14

1.	Does not reflect the summary financial information of (i) Inkia, IC Power’s primary holding company, and other holdings and (ii) Cenergica, a wholly-owned subsidiary that maintains a fuel depot and marine terminal in El Salvador.
2.	“EBITDA” for each entity is defined as income (loss) for the period before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, excluding share in income from associates measurement to fair value of our-existing share, negative goodwill and the Edegel sale.

EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

The following table sets forth a reconciliation of net income to EBITDA for Inkia and its main subsidiaries for the three months ended March 31, 2015:

	Kallpa	COBEE	Central Cardones	Nejapa	CEPP	JPPC
	(in millions of USD)
Income (loss) for the period	$8	$2	$1	$(1)	$—	$(1)
Depreciation and amortization	13	1	1	1	1	1
Finance expenses, net	10	1	1	—	(1)	—
Income tax expense (benefit)	3	1	—	1	1	—
Share in income from associates, net	—	—	—	—	—	—

EBITDA	$34	5	$3	$1	$1	$—

	Colmito	ICPNH	Surpetroil	Puerto Quetzal	Inkia and others	Total
	(in millions of USD)
Income (loss) for the period	$1	$5	$(1)	$(1)	$(8)	$5
Depreciation and amortization	—	2	—	—	3	23
Finance expenses, net	—	2	1	1	6	21
Income tax expense	—	1	—	—	—	7
Share in income from associates, net	—	—	—	—	—	—

EBITDA	$1	$10	$—	$—	$1	$56

3.	Includes short-term and long-term debt.
4.	Figures include amounts related to Nejapa’s branch and main office.
5.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
6.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
7.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
8.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
9.	Outstanding debt includes Inkia for $447 million, CdA for $462 million and Samay for $145 million.

Appendix E

Qoros’ Condensed Consolidated Statement of Profit or Loss and Other Comprehensive

Income (Unaudited)

In thousands of RMB	For the three months ended
	31 March 2015	31 March 2014
Revenue	293,493	125,274
Cost of sales	(319,315)	(113,557)

Gross profit	(25,822)	11,717

Other income	5,531	2,854
Research and development expenses	(78,962)	(43,611)
Selling and distribution expenses	(100,183)	(174,961)
Administrative expenses	(138,276)	(118,352)
Other expenses	(21,770)	(9,914)

Loss from operation	(359,482)	(332,267)

Finance income	4,438	6,312
Finance costs	(87,063)	(31,918)

Net finance (cost)/income	(82,625)	(25,606)

Share of profit of equity-accountedinvestee, net of nil tax	(13)	—

Loss before tax	(442,120)	(357,873)

Income tax expense	(148)	(51)

Loss for the period	(442,268)	(357,924)

Other comprehensive income

Items that are or may be reclassified to profit or loss
Foreign operations – foreign currencytranslation differences, net of nil tax	(230)	41

Other comprehensive income for the period, net of nil tax	(230)	41

Total comprehensive income for the period	(422,498)	(357,883)

Qoros’ Condensed Consolidated Statement of Financial Position (Unaudited)

In thousands of RMB	At 31 March	At 31 December
	2015	2014
Assets
Property, plant and equipment	4,090,193	4,039,948
Intangible assets	4,744,917	4,638,364
Prepayments for purchase of equipment	96,807	117,922
Lease prepayments	207,025	208,128
Trade and other receivables	92,712	96,533
Equity-accounted investees	1,784	2,025

Non-current assets	9,233,438	9,102,920

Inventories	240,531	197,522
Trade and other receivables	839,641	729,906
Prepayments	85,567	154,655
Pledged deposits	161,519	290,840
Cash and cash equivalents	267,625	752,088

Current assets	1,594,883	2,125,011

Total assets	10,828,321	11,227,931

Qoros’ Condensed Consolidated Statement of Financial Position (Continued) (Unaudited)

In thousands of RMB	At 31 March	At 31 December
	2015	2014
Equity
Paid-in capital	6,531,840	6,531,840
Reserves	(256)	(26)
Accumulated losses	(6,102,809)	(5,660,541)

Total equity	428,775	871,273

Liabilities
Loans and borrowings	4,009,114	3,928,224
Finance lease liabilities	79	479
Deferred income	177,336	179,982
Provision	16,753	12,971

Non-current liabilities	4,203,282	4,121,656

Loans and borrowings	3,381,540	3,374,660
Trade and other payables	2,787,900	2,833,459
Finance lease liabilities	1,564	1,541
Deferred income	25,260	25,342

Current liabilities	6,196,264	6,235,002

Total liabilities	10,399,546	10,356,658

Total equity and liabilities	10,828,321	11,227,931